Confidential Treatment Requested by Recro Enterprises, Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential draft submission submitted to the Securities and Exchange Commission on June 24, 2019.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(B) OR 12(G) OF

THE SECURITIES EXCHANGE ACT OF 1934

RECRO ENTERPRISES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	47-4639500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

490 Lapp Road	19355
Malvern, PA	(Zip Code)
(Address of principal executive offices)

(484) 395-2470

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The Nasdaq Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Non-accelerated filer ☐	Accelerated filer ☐ Smaller reporting company ☑ Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☑

Confidential Treatment Requested by Recro Enterprises, Inc.

Pursuant to 17 C.F.R. Section 200.83

RECRO ENTERPRISES, INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT

AND ITEMS OF FORM 10

Certain information required to be included in this Form 10 is incorporated by reference to specifically identified portions of the body of the information statement filed with this Form 10 as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference in this Form 10 or deemed to be a part of this Form 10 unless such information is specifically incorporated by reference.

Item 1. Business.

The information required by this item is contained under the sections of the information statement entitled “Information Statement Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Person Transactions,” “Where You Can Find More Information” and “Index to Financial Statements” and the financial statements referenced in the information statement. Those sections are incorporated herein by reference.

Item 1A. Risk Factors.

The information required by this item is contained under the section of the information statement entitled “Risk Factors.” That section is incorporated herein by reference.

Item 2. Financial Information.

The information required by this item is contained under the sections of the information statement entitled “Summary Historical and Unaudited Pro Forma Combined Financial Information,” “Unaudited Pro Forma Combined Financial Statements,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.

Item 3. Properties.

The information required by this item is contained under the section of the information statement entitled “Business—Facilities.” That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained under the section of the information statement entitled “Security Ownership by Certain Beneficial Owners and Management.” That section is incorporated herein by reference.

Item 5. Directors and Executive Officers.

The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.

Item 6. Executive Compensation.

The information required by this item is contained under the section of the information statement entitled “Executive Compensation.” That section is incorporated herein by reference.

Confidential Treatment Requested by Recro Enterprises, Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 7. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained under the sections of the information statement entitled “Management,” “Executive Compensation” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.

Item 8. Legal Proceedings.

The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.

Item 9. Market Price of, and Dividends on, the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “Dividend Policy,” “Capitalization,” “The Separation and Distribution” and “Description of Enterprises’ Capital Stock.” Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities.

The information required by this item is contained under the section of the information statement entitled “Description of Enterprises’ Capital Stock —Sale of Unregistered Securities.” That section is incorporated herein by reference.

Item 11. Description of Registrant’s Securities to be Registered.

The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “Dividend Policy,” “Capitalization,” “The Separation and Distribution” and “Description of Enterprises’ Capital Stock.” Those sections are incorporated herein by reference.

Item 12. Indemnification of Directors and Officers.

The information required by this item is contained under the section of the information statement entitled “Description of Enterprises’ Capital Stock —Indemnification of Directors and Officers.” That section is incorporated herein by reference.

Item 13. Financial Statements and Supplementary Data.

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a)	Financial Statements

The information required by this item is contained under the section of the information statement entitled “Index to Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.

(b)	Exhibits

Confidential Treatment Requested by Recro Enterprises, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

2.1*	Form of Separation Agreement by and between Recro Pharma, Inc. and Recro Enterprises, Inc.
3.1*	Form of Amended and Restated Articles of Organization of Recro Enterprises, Inc.
3.2*	Form of Amended and Restated Bylaws of Recro Enterprises, Inc.
10.1*	Form of Transition Services Agreement by and between Recro Pharma, Inc. and Recro Enterprises, Inc.
10.2*	Form of Tax Matters Agreement by and between Recro Pharma, Inc. and Recro Enterprises, Inc.
10.3*	Form of Employee Matters Agreement by and between Recro Pharma, Inc. and Recro Enterprises, Inc.
10.4*+	Form of Indemnification Agreement between Recro Enterprises, Inc. and individual directors and officers.
10.5*	Purchase and Sale Agreement, dated March 7, 2015, by and among Recro Pharma, Inc., Recro Pharma LLC, Daravita Limited, Alkermes Pharma Ireland Limited and Eagle Holdings USA, Inc.
10.6*	First Amendment, dated December 8, 2016 to Purchase and Sale Agreement, dated March 7, 2015, by and among Recro Pharma, Inc., Recro Pharma LLC, Daravita Limited, Alkermes Pharma Ireland Limited and Eagle Holdings USA, Inc.
10.7*	Second Amendment, dated December 20, 2018 to Purchase and Sale Agreement, dated March 7, 2015, by and among Recro Pharma, Inc., Recro Pharma LLC, Daravita Limited, Alkermes Pharma Ireland Limited and Eagle Holdings USA, Inc.
10.8*	Dexmedetomidine License Agreement, dated August 22, 2008, by and between Recro Pharma, Inc. and Orion Corporation
10.9*	First Amendment to Dexmedetomidine License Agreement, dated January 17, 2009, by and between Recro Pharma, Inc., and Orion Corporation
10.10*	Dexmedetomidine API Supply Agreement, dated August 22, 2008, by and between Recro Pharma, Inc., and Orion Corporation
10.11*+	Recro Enterprises, Inc. 2019 Equity Incentive Plan
10.12*	Asset Transfer and License Agreement, dated as of April 10, 2015, by and between Alkermes Pharma Ireland Limited and DV Technology LLC
10.13*	Amendment to Asset Transfer and License Agreement, dated December 23, 2015, by and between Alkermes Pharma Ireland Limited and Recro Gainesville LLC
10.14*	Second Amendment to Asset Transfer and License Agreement, dated December 20, 2018, by and between Alkermes Pharma Ireland Limited and Recro Gainesville LLC
10.15*	Development, Manufacturing and Supply Agreement, dated July 10, 2015, by and between Alkermes Pharma Ireland Limited and Recro Pharma, Inc.
10.16*	First Amendment to the Development, Manufacturing and Supply Agreement, dated October 19, 2016, by and between Alkermes Pharma Ireland Limited and Recro Pharma, Inc.
10.17*	Second Amendment to the Development, Manufacturing and Supply Agreement, dated February 1, 2017, by and between Alkermes Pharma Ireland Limited and Recro Pharma, Inc.
10.18*	Third Amendment to the Development, Manufacturing and Supply Agreement, dated June 15, 2017, by and between Alkermes Pharma Ireland Limited and Recro Pharma, Inc.
10.19*	License Agreement, dated June 30, 2017, by and between Cornell University and Recro Pharma, Inc.
10.20*	Amendment to License Agreement, dated October 31, 2018, by and between Cornell University and Recro Pharma, Inc.
10.21*	Master Manufacturing Services Agreement, dated July 14, 2017, by and between Patheon UK Limited and Recro Ireland Limited
10.22*	Product Agreement, dated July 14, 2017, by and between Patheon UK Limited and Recro Ireland Limited

Confidential Treatment Requested by Recro Enterprises, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Exhibit Description

21.1*	Subsidiaries of Recro Enterprises, Inc.
99.1	Information Statement of Recro Enterprises, Inc., preliminary and subject to completion, dated June 24, 2019.
99.2*	Form of Notice of Internet Availability of Information Statement Materials.

*	To be filed by amendment.
+	Management contract or compensatory plan or arrangement.

Confidential Treatment Requested by Recro Enterprises, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Recro Enterprises, Inc.

By:
Name:
Title:

Date:                    , 2019

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